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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________________March 2005

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Release: 3/10/2005; 3/22/2005; 3/29/2005; 4/6/2005; 5/2/2005

2.  Early Warning Report National Instrument 62-103,

     Section 111 of BC Securities Act; dated 3/30/2005

3. Third Fiscal Quarter Financial Statements: Management’s Discussion and Analysis

    Third Fiscal Quarter Ended 3/31/2005 Interim Financial Statements

    Form 52-109FT2: CEO Certification of Interim Filings During Transition Period

    Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

_________________________________________________________________________________________

News Release

For Immediate Release:

March 10, 2005

International Barrier Reports Record Q2-2005 Revenue of $1,174,054 (CDN) and an “All Time” Record Quarterly Sales Volume

Watkins, MN; Vancouver, BC, March 10, 2005 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, reports financial results for the fiscal 2005 quarter ending December 31, 2004.

Sales reported for the second quarter of fiscal 2005 were $1,174,054 (CDN), up 109% from the same period last year. Year to date sales, for the six month period ending December 31, 2004 were $2,574,673 (CDN) an increase of 129% from last year’s six-month total of $1,126,354 (CDN).

Highlights of Barrier’s Q2 (FY2005) include:

-

An “All Time” Record Quarterly Sales Volume of 1,290,600 sq.ft of Blazeguard panelling and a continuation of the aggressive pace established since the beginning of calendar year 2004 which marks the fourth consecutive quarter exceeding one million sq.ft of production.

-

Quarterly year to year sales volume increases of 111% and 182% in Florida and the Mid-Atlantic regions respectively.

-

Gross profit improved dramatically to $227,870, a 224% increase over last year. Gross margin, as a percentage of sales revenue improved from 13% year to date to 23%.

-

Mulehide Products, Inc., Barrier’s business partner in the commercial modular business, accounted for 33% of sales. Demand and sales from existing territories continue to show strength and growth and will continue to grow dramatically.

“Barrier continues to be pleased with our growth in sales volume and the improvements we have achieved in manufacturing efficiency,” reports Dr. Michael Huddy, President, International Barrier Technology, Inc. “To sustain these rates of growth, however, new and improved production technology is required. The $2.75 Million US (estimated) capital improvement project, which began with our groundbreaking ceremony on October 13, 2004, will be the impetus for our future success. We expect our new production line to begin to have an impact as early as September, 2005.”

To view full financial statements, please download the following document:

www.intlbarrier.com/pdf/Q2_05_Final.pdf

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed

International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

_______________________

David J. Corcoran

CFO, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle
ir@intlbarrier.com
or

Peter Kletas, ECON Investor Relations, Inc.
pkletas@investorideas.com

International Barrier Technology, Inc. is a featured company on www.HomebuilderStocks.com and www.FireSafetyResearch.com

For full details, click here: http://www.homebuilderstocks.com/Companies/IntlBarrier/NewsReleases.asp

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_________________________________________________________________________________________

News Release

For Immediate Release:

March 22, 2005

Watkins, MN; Vancouver, BC  March  22, 2005 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) announces that, further to its news release dated February 15, 2005, it has increased the amount of its private placement for an additional $177,000.  The private placement will now consist of 2,400,000 units at a price of $0.59 per unit for gross proceeds of $1,416,000.  Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants").  The Warrants have an exercise term of two years from the closing date.  One Warrant and $0.74 will entitle the placee to acquire an additional common share of the Company. The proceeds from the private placement will be used to complete capital improvements to the Company’s subsidiary’s manufacturing facilities at Watkins, Minnesota and for working capital.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

“DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

International Barrier Technology, Inc.

604 - 750 West Pender Street, Vancouver, BC, Canada V6C 2T7

Telephone: 866-735-3519 or 604-948-0687

e-mail: info@intlbarrier.com

News Release

For Immediate Release: March 29, 2005

International Barrier Completes Private Placement

Watkins, MN; Vancouver, BC

March 29, 2005

International Barrier Technology Inc. (IBTGF: OTCBB; IBH: TSXV) is pleased to announce that it has completed a non-brokered private placement of 2,400,000 units at a price of $0.59 per unit for gross proceeds of $1,416,000.  Each unit consists of one common share and one nontransferable share purchase warrant.  Each warrant may be exercised to acquire an additional common share at a price of $0.74 for a period of two years from the closing date.  The shares, warrants, and shares issued on exercise of the warrants are subject to hold periods expiring July 30, 2005.

Carl Marks IB LLC, of New York acquired 700,000 units pursuant to the private placement.  Following the acquisition, Carl Marks beneficially owns approximately 18% of the common shares of International Barrier calculated on a fully diluted basis.  Carl Marks is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company.  Carl Marks has no present intention to purchase additional securities of the Company but may do so in the future.  A report of the acquisition by Carl Marks will be filed with the B.C. and Alberta securities commissions pursuant to Section 111 of the British Columbia Securities Act and section 141 of the Alberta Securities Act.

Carl Marks IB LLC (http://www.carlmarks.com) is a New York based privately owned merchant bank that has invested as a principal in more than 400 businesses through its private equity, distressed security, venture capital and real estate divisions and has completed more than 250 consulting and financial advisory engagements.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®.  The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire.  The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include D.R. Horton, KB.

International Barrier Technology, Inc.

604 - 750 West Pender Street, Vancouver, BC, Canada V6C 2T7

Tel: 866-735-3519 or 604-948-0687 • Email: info@intlbarrier.com

Home Depot, Lennar, Lowe’s Companies, and Stock Building Supply are Blazeguard

distributors.  Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

      David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com  or  www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel

bhertel@telus.net

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_________________________________________________________________________________________

News Release

For Immediate Release:

April 6, 2005

Watkins, MN; Vancouver, BC  April 6, 2005 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) announces that, further to its news release dated March 4, 2005 the Company has received TSX Venture Exchange acceptance of the repricing of 217,000 share purchase warrants to an insider of the Company.  The warrant exercise price is amended from US$0.92 (CDN$1.19) a share to US$0.60 CDN$0.75 a share. The  terms of the warrants are also amended to shorten the exercise period of the warrants to a period of 30 days if, for 10 consecutive trading days the closing price of the shares exceeds US$0.72 (CDN$0.90).

The Exchange has also accepted the repricing of 750,000 share purchase warrants from $1.31 a share to $0.75 a share and a shortened exercise period of the warrants to a period of 30 days if, for 10 consecutive trading days the closing price of the shares exceeds $0.90.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

or

Dawn Van Zant, ECON Investor Relations, Inc.
dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

International Barrier Technology, Inc.

604 - 750 West Pender Street, Vancouver, BC, Canada  V6C 2T7

Telephone: 866-735-3519 or 604-948-0687

e-mail: info@intlbarrier.com

News Release

For Immediate Release: May 2, 2005

Watkins, MN; Vancouver, BC May 2, 2005

International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) announces that, subject to regulatory acceptance, it has granted and renewed stock options to the investor relations consultant of the Company, Econ Investor Relations, Inc., in the amount of 110,000 common shares in the capital stock of the Company, at a price of $0.51 per share exercisable up to and including May 2, 2007.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®.  The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire.  The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.  Blazeguard customers include D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “David J. Corcoran”

      David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com  or  www.investorideas.com

Toll free 1.866.735.3519

Or:

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1. **Name and address of offeror:**

   Carl Marks IB LLC
   900, 3rd Ave
   33 Floor
   New York, NY
   10022-4775

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:**

   Carl Marks IB LLC ("Carl Marks"), of New York, NY, is the beneficial owner of 10% or more of the outstanding securities of the Company and pursuant to a private placement Carl Marks acquired an additional 700,000 common shares and 700,000 share purchase warrants of the Company, such securities listed and trading on the TSX Venture Exchange. Carl Marks now beneficially owns 18% or more of the total fully diluted issued and outstanding capital of the Company.

   Carl Marks IB LLC ("Carl Marks") is the beneficial owner of 10% or more of the outstanding securities of the Company and has acquired direct ownership and control over an additional 700,000 common shares and 700,000 share purchase warrants of International Barrier Technology Inc. ("Barrier") pursuant to a private placement transaction, at a deemed price of US$0.48 (CDN$0.59) per unit which represent an additional 2% or more of the common shares of Barrier.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:**

   As a result of the issuance of the securities described in paragraph 2 above, Carl Marks owns directly and indirectly, a total of 3,659,471 common shares of Barrier and 2,170,000 share purchase warrants which as at March 29, 2005 represented 18% of the outstanding fully diluted shares in the capital stock of Barrier.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which the offeror, either alone or together with any joint actors has ownership and control:**

   Please refer to paragraph 2 and 3 above.

5. **Market where the transaction or occurrence took place:**

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE COMPANY’S AUDITORS

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the period ended March 31, 2005

Management Discussion & Analysis

Date of Report – May 30, 2005

Description of Business

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Discussion of Operations

Sales revenue for the third quarter of fiscal 2005 was $1,563,943, up 18% from the same period last year.  Year-to-date sales, for the nine month period ending March 31, 2005 were $4,138,616, an increase of 69% from last years nine month total of $2,454,018.  Gross profit has improved dramatically.  For the quarter, it was $352,727 an 80% increase year to year.  The nine month increase was 171%, rising to $938,369.  Gross margin, as a percentage of sales revenue has improved from 14% year-to-date to 23%. The gross margins for the 3 month period improved from 15% to 23%. Better efficiencies in production, as a result of higher volumes and process innovation are the primary reasons for improved gross profit margins.

Sales, as measured by surfaced volume of product shipped for the quarter, were 1,361,100sq.ft. an increase from the 1,139,800 sq.ft. shipped in the same period the previous year.  Sales to Mule-hide Products, Inc., Barrier’s marketing partner in the commercial modular business, accounted for 40% of sales (539,500 sq.ft.) during this three month period.  Sales to Mule-hide for the same period in the previous year were 158,400 sq.ft., representing an increase of 241%.  The new Blazeguard product, Mule-hide FR panel, is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs in commercial modular buildings.  Two new manufacturing customers in Southern California have now made it feasible to make carload shipments to the area. The lower transportation costs associated with carload freight versus truckload freight are making Blazeguard (Mule-hide FR panel) even more competitive and will contribute to increased market penetration.

A quarterly year to year sales volume increase was also experienced in Florida where sales volume improved from 464,800sq.ft. to 510,000sq.ft., an increase of 10%.  This quarter to quarter gain is a continuation of improvements demonstrated in the last half of fiscal year 2003 as Barrier’s independent manufacturers’ representatives improve upon their ability to represent Blazeguard to town home builders.  During this quarter, Barrier continued to sell directly to two large distribution yards that previously had been required to purchase through the local wholesaler.  These two distribution centers are Builders First Source, Inc. (BFS) and Stock Building Supply Company, the two largest "direct" suppliers of building products to builders in the United States.

Stock Building Supply Company and BFS are well established nationally to help Barrier expand beyond existing geographic markets. Currently, Stock Building Supply Company inventories Blazeguard in Virginia as well as two locations in Florida. Once the International Code Council; (ICC) finalizes the requested Evaluation Services report (ES) for Blazeguard, based on the new International Building Code (IBC), Barrier expects Stock and BFS to respond quickly to help distribute Blazeguard all over the U.S. Significant progress has been made on the development of the ICC-ES report in the recent quarter. Subsequent to the end of the quarter, a "final" draft of the report was submitted by Barrier to ICC. Barrier expects finalization of this report prior to the end of the current fiscal year, June 30, 2005.

Cost of goods sold in the period increased to $1,211,216 from $1,131,875 for the three month period and to $3,200,247 from $2,107,412 for the nine month period ending March 31, 2005.  This is directly related to the higher volume of production and shipments.  Efficiencies of scale continue to reduce average direct costs per sq.ft.  The Mule-hide “C” panel, which comprises approximately 90% of Mule-hide’s current orders, has a slightly lower treatment weight than Barrier’s traditional Blazeguard panel.  While this weight reduction translates into lower material costs, the primary gain in production efficiency, year to year, is in the better utilization of labor and materials at these higher production rates.

Operating expenses included no license fees in the three or nine month period because of Barrier’s purchase of the worldwide Pyrotite technology from Pyrotite Corporation on May 30, 2004 eliminating the requirement for future royalty payments.  Pyrotite Corporation, however, is still required to pay Barrier a royalty on any sales activity it has for integrally treated oriented strand board (OSB).  Subsequent to March 31, 2005, Pyrotite paid Barrier a royalty of $1,250.

Research and development (R&D) expenses have increased due to enhanced activity in the development of additional Underwriters Laboratory, Inc. (UL) fire resistance rated wall assemblies and activity associated with the development of the new production line being constructed at Watkins, MN. Barrier anticipates that at least two process patents will be applied for by the end of this calendar year. Expenses reported for the 3 month period increased to $29,368 from a reported ($6,764) in the previous year.  R&D expenses for the nine month period rose to $83,311 from $34,653 reported for the same period in the previous year.  A primary cost change in this non cash category is the increased amortization (depreciation) required for the $1 million dollar acquisition of the world wide Pyrotite technology.

General and administrative expenses in the reported three month period increased to $361,999 from $273,645 for the same period last year, reflecting both increased volume and the new reporting format required for the accounting of stock options when they are issued (See Change in Accounting Policy in Critical Accounting Estimates below).  Year-to-date, for the nine month period ending March 31, 2005, G&A expenses increased from $612,451 to $1,592,355.  However, removing the stock-based compensation expense, as a percent of revenue, the general and administrative expenses have dropped to 19% year-to-date, in comparison to 21% last year.  This reporting period marks the beginning of the first full fiscal year where Barrier will be required to report all stock based compensation (non-cash) as a charge to the operating statement.  The non-cash charge for stock compensation in the three-month period is $70,793 and $799,301 for the nine-month period ending March 31, 2005.

Barrier plans to continue to invest financial resources in sales, marketing and investor relations. This activity is conducted to provide shareholders an ongoing awareness of operational success and milestone attainment.  In the current reported period Barrier expended $40,057 on sales marketing and investor relations activities.  Barrier participated in the International Builders Show held in Orlando, Florida in January 2005 and plans to attend in subsequent years as well. This trade show and convention is the largest builder’s trade show in the world and is sponsored by the National Association of Homebuilders. Barrier also participated in the Modular Builders Institute (MBI Show) with Mule-hide Building Products. The MBI was held in March 2005 in Las Vegas, Nevada. These trade shows serve to increase product and market awareness of Blazeguard®, the Pyrotite™ technology, and Barrier’s corporate achievements.

Barrier will continue to expand upon its shareholder and customer communication programs to ensure the public is informed about business development and emerging opportunities.  An informational DVD was produced and recently mailed to interested builders and shareholders of record.  Recently, Barrier was selected to be featured on the CNBC feature television show: “Business and Beyond,” hosted by James Brown, of FOX TV. The CNBC profile of Barrier and the Blazeguard product will be aired sometime during prime time in the summer of 2005. Barrier will be featured along with two other products selected for their outstanding contribution to home designs that withstand natural disasters (e.g., wildfires and hurricanes).  Additional broadcasts of the show will be repeated on 100 selected regional cable networks in the ensuing months. In addition to the cable broadcasts, Barrier will be given an 8-10 minute video of the Blazeguard portion of the show including an edited introduction and summary to use in marketing and sales efforts.

Wages and management fees increased to $109,038 from $47,278 for the three month period ending March 31, 2005 versus 2004. While some of this increase is proportional to increased volume, it also reflects the fact that Barrier has begun to add additional professional staff to the Watkins, MN location (e.g.; General Manager). Additional professional staff is required to service the demands created by growing business activity.  Barrier plans to add at least one additional professional staff person (national sales manager) to the Watkins staff before the end of this fiscal year. The specific purpose of the national sales manager position is to continue the development of a growing network of independent sales representatives as well as to manage Barrier’s distribution network as it continues to grow and move into the western U.S.

Barrier added an independent sales representative in Virginia in January 2004.  This sales representative covers the territory from Maryland south to Virginia.  Sales into this area have increased substantially in this territory and expectations are for accelerated growth now that the representative is fully trained and familiar with the Blazeguard product and its applications.  Additional sales representatives are being recruited in Texas and the upper Midwestern U.S.  These positions are expected to be filled prior to the end of this calendar year.

Other expenses include non-cash items such as foreign exchange gain (loss) and interest income.  Barrier realized a foreign exchange loss of $48,809 year-to-date vs. a gain of $28,149 in the same nine month period in the previous year.  This foreign exchange loss, for this time period only, reflects a weakening in the Canadian dollar relative to the US dollar. This “cost” is subject to change as the Canadian dollar continues to demonstrate strength against the US dollar in recent months.

Operating income.  Loss from operations for the nine months ending March 31, 2005 was $965,696, an increase of $578,770 relative to the same period in 2004 when a net operating loss of $386,926 was reported. Third quarter net operating income, for the three month period ending March 31, 2005, was a loss of $127,169 compared to a loss of $107,028 in the previous year.

Contributing significantly to this year’s quarterly and nine month net operating loss numbers are two significant changes in how Barrier is required to report "stock based compensation" and "amortization". Not only has the formula for determining the "cost" of stock options been changed (See Note 2), both stock based compensation (SBC) and amortization (the cost of depreciating capital equipment and technology) costs are now required to be reported as Administrative and operating expenses.  In the past, these charges have been reported in financial statements after net operating income was determined. Operating income is now reported "net" of both. These two items contributed a total cost of $1,027,700 to net operating revenue for the nine month period ending March 31, 2005:  $228,399 for amortization and $799,301 for stock based compensation. Amortization costs have increased dramatically this year because of the US$1,000,000 purchase, and required depreciation, of the Pyrotite technology.

Summary of Quarterly Results.    The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Mar 31 2005	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sept 30 2003	June 30 2003
Volume shipped (MSF)	1,361.1	1,290.6	1,206.3	1,278.3	1,139.8	505.1	458.5	600.4
Total Revenues (000$)	1,563.9	1,174.1	1,400.6	1,628.5	1,327.7	561.3	565.1	620.4
Operating Income	(127.2)	(133.7)	92.7	33.1	(58.8)	(133.9)	(72.2)	(77.9)
Net income (loss) before discontinued ops	(123.9)	(254.5)	(606.5)	(25.6)	(119.1)	(122.0)	(136.3)	74.2
Per Share	(0.00)	(0.01)	(0.03)	-	(0.01)	(0.01)	(0.01)	-
Per Share, fully diluted	(0.00)	(0.01)	(0.03)	-	(0.01)	(0.01)	(0.01)	-

Sales volumes continue to show dramatic increases relative to the previous year.  Increases in sales volumes have occurred in Barrier’s primary, established markets but the most significant gains have resulted from the new Mule-hide FR Deck panel.  As the Mule-hide panel becomes even more of a standard production procedure and product used by modular building manufacturers across the U.S., efficiencies will continue to improve along with increasing volume.  Continued improvement in operating income is expected as the Mule-hide panel continues to increase sales volume.

Selected Annual Information

The following financial data is for the three most recent years ended June 30:

	2004	2003	2002
Total Revenue	$ 4,082,511	$2,254,562	$1,860,167
Net income (loss)	(402,966)	46,775	(317,041)
Per share	(0.02)	0.00	(0.03)
Per share, fully diluted	(0.02)	0.00	(0.03)
Total assets	3,855,746	1,305,794	1,209,991
Total long-term financial liabilities	844,345	948,447	1,161,504
Cash dividends declared per share	Nil	Nil	Nil

New product and market development initiatives continue to provide opportunities for sales expansion and growth.  Significant progress was made in the effort to introduce fire-rated roof assemblies for commercial modular buildings such as job-site trailer and semi-permanent buildings for school and hospital sites.  Barrier, and its partner in this development endeavor (Mule-hide Products, Inc., one of the largest U.S. providers of roofing products to the modular industry), have successfully established some of the largest modular building manufacturers in the U.S. as customers.

Barrier and Mule-hide now intend to work toward the development of similar roofing systems (Class A and Class C) for use in residential construction.  The target market for these residential roof deck assemblies will be the wild fire prone regions of the U.S. south-western region and mountain states.

Roof decking for multi-family residential buildings is Barrier’s largest and most stable existing market application and, to date represents the majority of sales.  Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida continues to become the most important U.S. state market for Blazeguard.  Management expects sales to multi-family residential construction to continue to grow as more builders become aware of the positive attributes of making Blazeguard their preferred fire-rated sheathing.

Licensing opportunities.   With the purchase of the world technology rights, including U.S. patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements.  Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have communicated interest to Barrier.  Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Barrier is also exploring various configurations of the developing process technology that will enable individual manufacturing customers to potentially place small treatment lines in their own facilities. These small scale processing lines will be designed to satisfy the individual’s independent need for product treatment. The licensing agreements will be designed to: protect the technology, prohibit competition, and provide for royalties to be paid to Barrier on an ongoing basis.

Financial position & financings.  During the nine-month period, Barrier issued a total of 4,615,000 common shares for proceeds totaling $3,313,220 as follows:

-

1,470,000 common shares at $1.11 (US$0.85) per share and 2,400,000 common shares at $0.59 (US$0.48) pursuant to private placements.

-

510,000, 225,000, 10,000 common shares at $0.10, $0.26, $0.80 per share respectively pursuant to the exercise of share purchase options.

-

180,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants.

These financings were necessary to enable Barrier to secure the resources needed to finance plant and equipment capital improvements.  Plant improvements, which began during the reported period will be completed in fiscal year 2005 (estimated completion, September 2005).  The end result will be a new, “state of the art” facility engineered to significantly increase efficiency as well as double current manufacturing capacity.  The new line will serve as a “prototype” line for prospective licensees.

Barrier ended the period with a working capital surplus of $2,597,198, a significant and noticeable improvement from the prior year’s surplus of $478,992.

Material transactions during this nine month period.

1.

Barrier completed a private placement of 1,470,000 units at $1.11 (US$0.85) per unit for proceeds of $1,635,720 (US$1,249,500).  Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase one common share of the Company for US$0.92 per share on or before August 20, 2006.

2.

Barrier completed another private placement of 2,400,000 units at $0.59 (US$0.48) for proceeds of $1,416,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase one common share of the Company for $0.74 per share on or before March 22, 2007.

In conjunction with the completion of this private placement Barrier agreed to re-price 750,000 warrants from $1.31 to $0.75 and if the closing price for the Company’s shares is $0.90 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.  Also, Barrier agreed to re-price 217,000 warrants from US$0.92 to US$0.60 and if the closing price for the Company’s shares is US$0.72 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.

These private placements were necessary in order to enable Barrier to secure resources needed to complete the new plant and equipment capital improvements estimated to be completed September, 2005.

3.

Barrier executed documents with the City of Watkins and local contractors for the beginning of the $2.7MM capital improvement project which includes the construction of a new 15,000 square foot manufacturing building and a newly engineered manufacturing production equipment line which will enable Barrier to double current manufacturing capacity and significantly increase efficiency.

4.

Barrier recorded and recognized a $799,301 stock option compensation charge associated with the granting of 1,758,500 stock options to directors, employees, and consultants referred to in Note 3 to the financial statements.  This entry was required by Canadian and USA Generally Accepted Accounting Principles – see Critical Accounting Estimates note below.

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Related Party Transactions

During the three months ended March 31, 2005 the Company incurred wages and management fees of $30,096 with directors of the Company and companies with common directors.

Capitalization

Authorized:  100,000,000 common shares without par value.

Issued:  27,645,325 common shares at $17,760,962.

Options and warrants outstanding:

The following summarizes information about the stock options outstanding at March 31, 2005:

Number	Exercise Price	Expiry Date
110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009
20,000	$0.58	February 23, 2008
1,758,500

At March 31, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
750,000	$0.75 Cdn	June 1, 2006
1,253,000	$0.92 U.S.	August 20, 2006
217,000	$0.60 U.S.	August 20, 2006
2,400,000	$0.74 Cdn	March 22, 2007
4,620,000

Critical Accounting Estimates

Stock-based Compensation Charge and Expense

As described in Note 2 and Note 3 to the financial statements, the Company is required by the Canadian and USA Accounting Authorities (Canadian Institute of Chartered Accountants and American Institute of Certified Public Accountants) to put a fair market value on newly issued stock options.  This fair market value of the stock options is the difference between an estimated fair market value common share trading price (52 week average) and the stock option exercise price (the Black-Scholes Option Pricing Formula).

Internal Control and Financial Reporting Procedures

The board of directors evaluates and maintains internal control procedures and financial reporting procedures to ensure the safeguarding of Barrier’s assets as well as to ensure full, true, accurate and timely disclosure of Barrier’s financial position for quarterly period reporting purposes.  Barrier’s management, including the Chief Executive Officer and the Chief Financial Officer, identified no changes in Barrier’s internal control procedures over financial reporting during the period ended March 31, 2005, that would materially affect the accuracy of this financial report.

Other Matters

As at March 31, 2005, the Company does not have any off-balance sheet arrangements to report.

As at March 31, 2005, the Company does not have any legal proceedings to report.

Subsequent to March 31, 2005, the Company granted and renewed 110,000 stock options to their investor relations consultants at a price of $0.51 per share exercisable to May 2, 2007.

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED BALANCE SHEETS

March 31, 2005 and June 30, 2004

(Stated in Canadian Dollars)

(Unaudited)

	March 31,	June 30
ASSETS	2005	2004

Current
Cash and term deposits	$ 2,496,968	$ 648,407
Accounts receivable	346,104	588,662
Prepaid expenses and deposits	31,038	11,746
Inventory	315,160	123,823

	3,189,270	1,372,638
Capital assets	2,043,888	894,143
Deferred stock compensation charge	-	111,052
Trademark and technology rights – Note 5	1,338,251	1,477,913

	$ 6,571,409	$ 3,855,746

LIABILITIES

Current
Revolving Operating Loan	$ -	$ 134,047
Accounts payable and accrued liabilities	497,873	487,244
Current portion of long-term debts	26,147	26,147
Current portion of obligation under capital leases	68,052	68,052

	592,072	715,490
Long-term debts	27,782	51,585
Obligation under capital leases	639,085	792,760

	1,258,939	1,559,835

SHAREHOLDERS’ EQUITY

Share capital – Notes 3 and 6	17,768,047	14,388,228
Contributed surplus	833,882	167,892
Deficit	(13,289,459)	(12,260,209)

	5,312,470	2,295,911

	$ 6,571,409	$ 3,855,746

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and nine months ended March 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004

Sales	$ 1,563,943	$ 1,327,664	$ 4,138,616	$ 2,454,018
Cost of goods sold	1,211,216	1,131,875	3,200,247	2,107,412

Gross profit	352,727	195,789	938,369	346,606

Operating expenses
Research and development	29,368	(6,764)	83,311	34,653
Amortization	88,529	17,695	228,399	53,089
License fee expense	-	18,241	-	33,338

	117,897	29,172	311,710	121,081

Administrative expenses
Accounting and audit fees	9,415	7,542	17,138	23,842
Advertising	19,228	-	34,138	8,272
Filing and transfer agent fees	24,258	23,756	49,797	36,018
Insurance	15,430	10,873	24,885	20,094
Interest on long-term debt	12,122	18,163	35,466	34,635
Sales, marketing, and investor relations	40,057	74,298	145,924	116,582
Legal fees	33,668	26,591	87,361	51,279
Office and miscellaneous	13,212	19,960	32,916	50,354
Stock-based compensation	70,793	31,585	799,301	88,678
Telephone	2,520	3,056	6,803	7,918
Travel, promotion, trade shows	12,258	10,543	33,196	32,006
Wages and management fees	109,038	47,278	325,430	142,771

	361,999	273,645	1,592,355	612,451

Loss from operations	(127,169)	(107,028)	(965,696)	(386,926)

…/cont’d

Continued

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

for the three and nine months ended March 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended	Nine months ended
	March 31,	March 31,
	2005	2004	2005	2004

Other items:
Foreign exchange gain (loss)	(9,466)	(11,046)	(48,809)	28,149
Interest expense (income)	12,696	(1,027)	29,595	(18,632)

	3,230	(12,073)	(19,214)	9,517

Net loss for the period	(123,939)	(119,101)	(984,910)	(377,409)

Deficit, beginning of the period	(13,165,520)	(12,115,551)	(12,260,209)	(11,857,243)

Change in accounting policy – Note 2	-	-	(44,340)	-

Deficit, end of the period	$ 13,289,459	$ 12,234,652	$ 13,289,459	$ 12,234,652

Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.04)	$ (0.01)

Weighted average number of shares
outstanding	25,045,637	20,359,646	24,722,826	19,662,298

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and nine months ended March 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended	Nine months ended
	March 31,	March 31,
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$ (123,939)	$ (119,101)	$ (984,910)	$ (377,409)
Changes not involving cash:
Amortization	88,529	17,695	228,399	53,089
Stock-based compensation	70,793	31,585	799,301	88,678
	35,383	(69,821)	42,790	(235,642)

Working capital changes:
Accounts receivable	(17,490)	(342,429)	194,802	(264,757)
Prepaid expenses	(74,124)	2,244	(20,737)	(383)
Inventory	(11,090)	16,525	(209,861)	(72,722)
Accounts payable	226,288	99,540	51,935	42,993
Due to related parties	-	9,934	-	29,059

Cash used in operating activities	158,967	(284,007)	58,929	(501,907)

Investing Activity
Purchase of capital assets	(721,898)	(19,117)	(1,238,481)	(27,578)

Financing Activities
Bank indebtedness	-	34,098	(134,047)	29,923
Long-term debts	(1,530)	(3,357)	(17,136)	(9,663)
Capital lease obligations	(17,820)	(13,389)	(76,053)	(41,105)
Common shares issued for cash, net of share issue costs	1,558,500	768,000	3,313,220	1,065,529

Cash provided by financing activities	1,539,150	785,352	3,085,984	1,044,684

Effect of foreign currency translation on cash	(761)		(57,871)

Increase (decrease) in cash and term deposits during the period	975,458	494,009	1,848,561	488,504

Cash and term deposits, beginning of the period	1,521,510	93,447	648,407	98,952

Cash and term deposits, end of the period	$ 2,496,968	$ 587,456	$ 2,496,968	$ 587,456

…/cont’d

Continued

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and nine months ended March 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

	Three months ended	Nine months ended
	March 31,	March 31,
	2005	2004	2005	2004

Supplementary cash flow information:
Cash paid for:
Interest	$ (574)	$ 19,190	$ 5,871	$ 54,417

Income taxes	$ -	$ -	$ -	$ -

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(Stated in Canadian Dollars)

(Unaudited)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements except as disclosed below.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2004.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan.  Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation using the settlement method.  No compensation costs were recorded in the financial statements for share purchase options granted to employees or directors provided that pro forma disclosure was made.  Consideration paid by employees or directors on the exercise of stock options and purchase of stock was credited to share capital.

As a result of this change at July 1, 2004 contributed surplus and deficit increased by $44,340, being the fair value of share purchase options granted to employees or directors during the period July 1, 2002 to June 30, 2004 which were previously shown in pro forma note disclosure.

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

March 31, 2005 - Page 2

(Stated in Canadian Dollars)

(Unaudited)

Note 3

Share Capital

Issued:  common shares

	Number	Amount

Balance, June 30, 2004	22,974,855	$ 14,388,228

i) For cash pursuant to a private placement - at $1.11	1,470,000	1,635,720
- (US$0.85)
- at $0.59	2,400,000	1,416,000
- (US$0.48)

ii) For cash pursuant to exercising options - at $0.10	510,000	51,000
- at $0.26	225,000	58,500
- at $0.80	10,000	8,000

iii) For cash pursuant to exercising warrants - at $0.80	180,000	144,000

iv) Cancellation of escrow shares	(124,530)	-

Amounts reclassified from contributed surplus upon exercise of stock options during the quarter ended:
- September 30, 2004	-	31,174
- December 31, 2004	-	28,340

Balance, March 31, 2005	27,645,325	$ 17,760,962

Escrow:

At March 31, 2005, 48,922 shares are held in escrow by the Company’s transfer agent.

The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At March 31, 2005, the Company has granted directors, officers and consultants the option to purchase 1,758,500 common shares of the Company.

A summary of the status of company’s stock option plan for the nine months ended March 31, 2005 is presented below:

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

March 31, 2005 - Page 3

(Stated in Canadian Dollars)

(Unaudited)

Note 3

Share Capital – (cont’d)

Commitments: - (cont’d)

Stock-based Compensation Plan – (cont’d)

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding, June 30, 2004	1,333,500	$0.23
Exercised	(745,000)	$0.14
Granted	1,170,000	$0.76

Outstanding, March 31, 2005	1,758,500	$0.60

Exercisable, March 31, 2005	1,496,000	$0.57

The following summarizes information about the stock options outstanding at March 31, 2005:

	Exercise	Expiry
Number	Price	Date

110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
428,500	$0.10	March 5, 2008
1,150,000	$0.76	August 24, 2009
20,000	$0.58	February 23, 2008

1,758,500

Due to the vesting provisions of the stock option plan, $799,301 related to the granting of stock options has been expensed for the nine months ended March 31, 2005.

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

March 31, 2005 - Page 4

(Stated in Canadian Dollars)

(Unaudited)

Note 3

Share Capital – (cont’d)

Commitments: - (cont’d)

Stock-based Compensation Plan – (cont’d)

All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option-pricing model with the following assumptions:

	Nine months ended
	March 31,
	2005	2004

Expected dividend yield	0.0%	0.0%
Expected volatility	85%	137%
Risk-free interest rate	2.00%	2.68%
Expected terms in years	5 years	2 years

Warrants

At March 31, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

	Exercise	Expiry
Number	Price	Date

750,000	CDN$0.75	June 1, 2006
1,253,000	US$0.92	August 20, 2006
217,000	US$0.60	August 20, 2006
2,400,000	CDN$0.74	March 22, 2007

4,620,000

In conjunction with the completion of a private placement of 2,400,000 units at $0.59 per unit in March, 2005, the Company agreed to re-price the above 750,000 warrants from $1.31 to $0.75 and if the closing price for the Company’s shares is $0.90 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.  Also, the Company agreed to re-price 217,000 warrants from US$0.92 to US$0.60 and if the closing price for the Company’s shares is US$0.72 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.

International Barrier Technology Inc.

Notes to the Interim Consolidated Financial Statements

March 31, 2005 - Page 5

(Stated in Canadian Dollars)

(Unaudited)

Note 4

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three and nine months ended March 31, 2005 and 2004:

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004

Interest and bank charges	$ -	$ 934	$ -	$ 2,059
Wages and management fees	30,096	38,178	161,041	137,311

	$ 30,096	$ 39,112	$ 161,041	$ 139,370

Note 5

Trademark and Technology Rights

	March 31,	June 30,
	2005	2004

Trademark and technology rights – at cost	$ 1,489,771	$ 1,489,771
Less: accumulated amortization	(151,520)	(11,858)

	$ 1,338,251	$ 1,477,913

Note 6

Subsequent Events

Subsequent to March 31, 2005, the Company granted and renewed 110,000 stock options to their investor relations consultants at a price of $0.51 per share exercisable to May 2, 2007.

Note 7

Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

FORM 52-109FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, MICHAEL HUDDY, Chief Executive Officer, of INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 30, 2005

“MICHAEL HUDDY”

_______________________________

MICHAEL HUDDY

Chief Executive Officer

FORM 52-109FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID CORCORAN, Chief Financial Officer, of INTERNATIONAL BARRIER TECHNOLOGY INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERNATIONAL BARRIER TECHNOLOGY INC. (the issuer) for the period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 30, 2005

“DAVID CORCORAN”

_______________________________

DAVID CORCORAN

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 000-20412

(Registrant)

Date: June 1, 2005       By /s/ Michael Huddy________________________

                                            Michael Huddy, President and Director